

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS THIRD QUARTER 2016 FINANCIAL RESULTS

WINNIPEG, CANADA – (November 9, 2016) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2016.

Quarter Ended September 30, 2016 Highlights:

- Recorded net revenue of $8.2 million during the quarter ended September 30, 2016, an increase of 51% compared to $5.4 million for the quarter ended September 30, 2015;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA)[1] for the quarter ended September 30, 2016 was $2.9 million compared to $2.1 million for the quarter ended September 30, 2015;

- Net income for the quarter ended September 30, 2016 was $2.0 million, compared to a net loss of $348,000 for the quarter ended September 30, 2015;

Financial Results

Net revenue from the sale of AGGRASTAT® (tirofiban HCl) finished product for the quarter ended September 30, 2016 was $8.2 million compared to $5.4 million for quarter ended September 30, 2015, an increase of 51%. Net revenue from the sale of AGGRASTAT finished product for the nine months ended September 30, 2016 was $22.0 million compared to $12.6 million for the nine months ended September 30, 2015, an increase of 75%.

The increase in revenue compared to the comparable quarter and nine month period for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the continued increase in market share held by the product. Revenue growth for the nine month period was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the period when compared to the same period in the prior year.

Adjusted EBITDA for the quarter ended September 30, 2016 was $2.9 million compared to Adjusted EBITDA of $2.0 million for the quarter ended September 30, 2015 which was adjusted for a $1.9 million filing fee with the FDA and $174,000 of share-based compensation. Adjusted EBITDA for the nine months ended September 30, 2016 after adjusting for $1.3 million of share-based compensation (a non-cash expense item) and $346,000 relating to on-going costs pertaining to a one-time FDA filing, was $7.3 million compared to Adjusted EBITDA of $4.2 million for the nine months ended September 30, 2015 which was adjusted for a $1.9 million filing fee with the FDA and $915,000 of share-based compensation.

Net income for the quarter ended September 30, 2016 was $2.0 million or $0.13 per share, compared to a net loss of $348,000 or $0.02 per share for the quarter ended September 30, 2015.

Net income for the nine months ended September 30, 2016 was $3.2 million or $0.22 per share compared to $194,000 or $0.01 per share for the nine months ended September 30, 2015.

The increase in net income for the nine months ended September 30, 2016 is the result of higher revenues, when compared to the same period in the prior year. This increase was partially offset by higher selling, general and administration expenses. The increase in selling, general and administration expenses is primarily due to an increased number of staff, resulting in higher personnel expenses and higher selling costs associated with the growth in AGGRASTAT revenues.

At September 30, 2016, the Company had cash totaling $8.8 million compared to $3.6 million as of December 31, 2015. The increase in cash is due to higher revenues and the associated net income after adjusting for non-cash items.   Cash flows from operating activities for the nine months ended September 30, 2016 were $4.8 million compared to $327,000 for the nine months ended September 30, 2015.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Note:

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the quarter and nine months ended September 30, 2016 and 2015 results, prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Reminder for the Conference Call Tomorrow

Conference call details are as follows:

Topic: Medicure's Q3 2016 Results
Date: Thursday, November 10, 2016
Time: 7:30 am Central Time (8:30 am Eastern Time)
Canada toll-free: 1 (888) 465-5079   (Canada Toll: 1 (416) 216-4169)
United States toll-free: 1 (888) 545-0687
Passcode: 7630948#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following: http://www.medicure.com/investors.html

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Clinical Experience
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

Contraindications
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

Warnings and Precautions
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

Adverse Reactions
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

For more information, please contact:

James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2015.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	September 30, 2016	December 31, 2015
Assets		
Current assets:		
Cash	$ 8,822,292	$ 3,568,592
Accounts receivable	6,615,064	9,823,616
Inventories	3,539,509	2,289,275
Prepaid expenses	381,902	1,767,071
Total current assets	19,358,767	17,448,554
Non-current assets:		
Property and equipment	278,818	230,162
Intangible assets	133,823	1,411,992
Investment in Apicore	1,495,735	1,559,599
Long-term derivative	13,084	227,571
Deferred tax assets	359,201	379,000
Total non-current assets	2,280,661	3,808,324
Total assets	$ 21,639,428	$ 21,256,878
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,672,064	$ 7,079,091
Current portion of long-term debt	1,641,530	1,625,191
Current portion of royalty obligation	1,425,675	1,648,180
Total current liabilities	6,739,269	10,352,462
Non-current liabilities		
Long-term debt	1,382,822	2,617,593
Royalty obligation	3,138,273	3,725,272
Other long-term liability	-	100,000
Total non-current liabilities	4,521,095	6,442,865
Total liabilities	11,260,364	16,795,327
Equity:		
Share capital	124,625,551	121,413,777
Warrants	79,848	101,618
Contributed surplus	6,782,145	6,789,195
Accumulated other comprehensive income	611,259	1,104,388
Deficit	(121,719,739)	(124,947,427)
Total equity	10,379,064	4,461,551
Total liabilities and equity	$ 21,639,428	$ 21,256,878

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
(unaudited)

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Revenue				
Product sales, net	$ 8,203,523	$ 5,415,992	$ 21,974,689	$ 12,555,849
Cost of goods sold	992,045	542,071	2,731,142	1,448,710
Gross Profit	7,211,478	4,873,921	19,243,547	11,107,139
Expenses				
Selling, general and administrative	3,724,094	2,393,240	11,939,821	6,839,623
Research and development	1,018,201	2,643,757	2,926,186	3,349,333
	4,742,295	5,036,997	14,866,007	10,188,956
Income (loss) before the undernoted	2,469,183	(163,076)	4,377,540	918,183
Other expense (income):				
Revaluation of long-term derivative	129,507	(43,676)	214,487	8,829
Loss on settlement of debt	-	-	-	60,595
	129,507	(43,676)	214,487	69,424
Finance expense (income):				
Finance expense, net	296,561	201,665	946,754	612,590
Foreign exchange loss (gain), net	39,778	26,583	(11,389)	42,333
	336,339	228,248	935,365	654,923
Net income (loss)	$ 2,003,337	$ (347,648)	$ 3,227,688	$ 193,836
Translation adjustment	205,430	315,634	(493,129)	470,900
Comprehensive income (loss)	$ 2,208,767	$ (32,014)	$ 2,734,559	$ 664,736
Basic earnings (loss) per share	$ 0.13	$ (0.02)	$ 0.22	$ 0.01
Diluted earnings (loss) per share	$ 0.12	$ (0.02)	$ 0.20	$ 0.01
Weighted average number of common shares used in computing basic earnings (loss) per share	15,172,119	14,366,917	14,826,004	13,336,109
Weighted average number of common shares used in computing fully diluted earnings (loss) per share	16,609,865	14,366,917	16,263,750	15,558,196

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited)

	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Cash (used in) provided by:		
Operating activities:		
Net income for the period	$ 3,227,688	$ 193,836
Adjustments for:		
Revaluation of long-term derivative	214,487	8,829
Loss on settlement of debt	-	60,595
Amortization of property and equipment	63,482	15,043
Amortization of intangible assets	1,214,171	487,235
Share-based compensation	1,340,001	915,207
(Write-up) down of inventory	(69,592)	96,233
Finance expense, net	946,754	612,590
Unrealized foreign exchange (gain) loss	(8,976)	44,568
Change in the following:		
Accounts receivable	3,208,552	(1,834,893)
Inventories	(1,180,642)	(84,922)
Prepaid expenses	1,385,169	(269,155)
Accounts payable and accrued liabilities	(4,049,915)	813,259
Other long-term liability	(100,000)	(77,084)
Interest paid	(149,615)	(248,745)
Royalties paid	(1,247,791)	(405,434)
Cash flows from operating activities	**4,793,773**	**327,162**
Investing activities:		
Acquisition of property and equipment	(112,660)	(122,429)
Cash flows used in investing activities	**(112,660)**	**(122,429)**
Financing activities:		
Issuance of common shares, net of share issue costs	-	3,630,323
Exercise of stock options	1,814,780	31,065
Exercise of warrants	28,173	-
Repayment of long-term debt	(1,250,001)	(277,778)
Cash flows from financing activities	**592,952**	**3,383,610**
Foreign exchange loss on cash held in foreign currency	(20,365)	(2,235)
Increase in cash	5,253,700	3,586,108
Cash, beginning of period	3,568,592	493,869
Cash, end of period	**$ 8,822,292**	**$ 4,079,977**
Supplementary information:		
Non-cash financing activities:		
Shares issued on debt settlement	$ -	$ 624,029
Warrants issued as share issue costs	$ -	$ 232,571